View this email in your browser Owner Updates Dear <<First Name>>, What a harvest we are having! With the summer so dry and yields below average, wine grape quality is high. Thank you for forwarding the Preferred Stock Ownership invitation to your wine loving family members and friends. I am expecting approximately $6 million in stock subscriptions by the end of this month. Our NASDAQ listings are currently performing well, signaling investor confidence in our work together. We received so many RSVPs from locals for our Lake Oswego hard hat reception and tour — 892 in six days — we had to cancel as we could not have complied with government safety protocols. There is no way we could have safely shown that many people our Lake Oswego Tasting Room & Restaurant on this past rainy Sunday, so we will find another time. Our wine is doing so well in retail stores and restaurants that our Willamette Valley Vineyards winery was named the only Northwest “Hot Prospect” producing more than 150,000 cases by Shanken News Daily (affiliated with Wine Spectator). Wineries on their “Hot” list are “poised to exert significant influence” in the years ahead.

Enjoy this edition of Owner Updates, Jim Bernau Founder/CEO P.S. We have a little bonus for you. The first Owner to respond to this email with the correct response to a trivia question will receive a $50 gift card to Willamette Valley Vineyards. The question is: "What is the name of our first hire for the new Tasting Room & Restaurants?" Read on to find the answer! Vineyard crews start picking the 2021 Harvest Above: Vineyard Manager Efren Loeza picks Pinot Noir at Tualatin Estate Vineyard. (Photo by Andrea Johnson)

Harvest started Friday, August 27th (Founder Jim Bernau's birthday!) with a pick of Pinot Noir in the Dundee Hills at Bernau Estate Vineyard. Picked first for our sparkling wines, these wine grapes have higher levels of acidity that give our sparkling wines the structure to age for years and the ability to remain bright after secondary fermentation. Picking continued into September as our crew picked fruit for our rosé and white wines. The grapes are pressed and fermented before aging in barrel or stainless steel. Following a short break to allow further flavor and brix development, we began picking Pinot Noir for our still wines this week. Our Pinot Noirs are punched down by hand twice daily during their fermentation to extract color and aromas before being put to rest in barrel. Though we experienced a dry winter and warm summer, cooler temperatures came at the perfect moment to give our fruit longer hang time on the vine and allow for more flavor, aroma, color and tannin development. The cooler nights also help retain the natural acidities in the grapes to keep our wines fresh and balanced. With slightly below-average yields and no disease pressure this season, we have the makings of a very high-quality vintage. Meet our new Director of Winemaking & Vineyards

Please give a warm welcome to Greg Urmini, our new Director of Winemaking & Vineyards. In this new position, Greg is responsible for the overall management of winemaking and vineyards, including 500 acres of sustainably-farmed, estate-grown vineyards in the Willamette Valley and 35 acres in the Walla Walla Valley and The Rocks District of Milton-Freewater AVAs. He will also oversee the construction of our new, state-of-the-art winery in the Dundee Hills on property we purchased four years ago for this purpose that will allow us to grow and continue to focus on quality improvements. It is close to our new boutique, sparkling winery Domaine Willamette at Bernau Estate Vineyard. Greg was born and raised in Sebastopol, California. Work in his dad's pasta shop and a love of Italian cooking grew into a passion for winemaking and he graduated from Cal Poly with an Enology & Viticulture Degree. After graduating, he fulfilled a lifelong dream to live and work in Italy where he could learn traditional, old-world winemaking techniques at Erbaluna, a winery in La Morra, Italy. He returned home to the Russian River Valley and began working for Paul Hobbs Winery, eventually working his way up to Director of Winemaking and overseeing winemaking for Paul Hobbs and CrossBarn. During his tenure, the winery earned several 100-point perfect scores and grew from approximately 30 to 350 estate vineyard acres. Greg’s passion for winemaking and love of Oregon Pinot Noirs led him to Willamette Valley Vineyards, where he was inspired by Willamette’s values of teamwork, community and estate-grown fruit, as well as the pioneering and innovative spirit of Founder Jim Bernau.

New tanks installed to support growing wine program Due to tremendous growth in our Whole Cluster Pinot Noir and Rosé, we watched this summer as cranes lifted four new stainless steel tanks on our production pad. They will help fulfill this year's wine needs as the four large tanks added to the pad in 2016 are already at capacity. The tanks are part of what makes our Whole Cluster wines consistent in quality. For these wines, harvested clusters of Pinot Noir bypass the destemming process and go straight into chilled fermentation vessels. The resulting wine is then drained and placed into these tanks, which are insulated to keep the wine cool in an energy-efficient manner.

Breathtaking work takes shape at Domaine Willamette Jan Bernau, our Project & Staff Development Manager, and Shawn Bradshaw, Project Coordinator, are working with the contractors and subcontractors on the Domaine Willamette winery and tasting room in the Dundee Hills, as well as overseeing the construction of our vineyard tractor barn for Bernau Estate Vineyard. Shawn is also supporting Research & Development Manager David Markel on the road improvements and converting the former winery building next to Highway 99 to serve as a wine club pick-up location and retail shop.

In the photos above, you can see the cellar come to life as the contractor carefully frames in the arched ceilings and sparkling wine bottle alcoves. Below, the biodynamic gardens are coming together, with Shawn standing amongst the huge native boulders moved into place by All Oregon Landscape. First photo above: Project Coordinator Shawn Bradshaw shows off the size of boulders moved into the Domaine Willamette landscape. Second photo above: A person wearing a red coat stands in the center of a spectacular water feature under construction at Domaine Willamette.

Last Photo: Owners Michelle & Jim Collins from Tennessee had an opportunity to visit Domaine Willamette this summer, guided by Senior Winery Ambassador Wende Bennette-Kirkland. Here, they're standing on the hearth of our soon-to-be grand fireplace.

Preferred Stock Offering proves popular With more than $4.9 million of subscription agreements already received, time is running out before our Preferred Stock Offering (NASDAQ: WVVIP) price of $5.05 per share (annual offering 4.36% divided or wine credit with 15% more value) increases to $5.15 after September 30th, 2021. We encourage you to share this Preferred Stock Offering with family and friends who may be interested in joining you as a Winery Owner. They can learn more about our offering by visiting our website, emailing stock.offering@wvv.com or calling (503) 588-9463. Forward this newsletter to a friend

Jory Claim Vineyard prepped for first vines Above: Jory Claim Vineyard, most recently a Christmas tree farm, is prepped for Pinot Noir vines. Our new Jory Claim Vineyard, totaling 69 acres (about 65 acres are plantable), recently received wine grape pomace that aged for years at the Estate. Pomace is the pulpy residue remaining after fruit has been pressed and will serve as a natural soil amendment before planting our first Pinot Noir vines. Winery Director Christine Clair purchased this land for us from a family descendant of the Jory family, homesteaders of the property. The now famous Jory soil which covers the Salem Hills among others in the Willamette Valley is named after this homesteading family that braved the Columbia River rapids with rafted wagons in late 1847 before staking a Donation Land Claim in 1848. Jory soil is reddish in color and comes from Eastern Oregon volcanic flows that followed the ancient paths of the Columbia River more than 25 million years ago. It is so distinguished in its qual ties that soil scientists and geologists proposed this unique soil to the Oregon Legislature, which voted to name Jory as Oregon’s State Soil in 2011. We will be planting 10 acres of Pommard clone Pinot Noir this fall and then the remainder of the property with Pinot Noir and Chardonnay next year.

Meals provided to hospital frontline workers First photo: Winery Chef DJ MacIntyre prepares meals for frontline workers. Second photo: Frontline workers at Salem Health receive meals delivered by National Sales Assistant Mandy McMillian. Salem Health ICU and Emergency Department staff members received complimentary meals provided by Winery Chef DJ MacIntyre and his team in a renewed effort to encourage those on the frontlines during the Covid-19 Delta variant surge. These hard workers received a total of 140 meals from our winery kitchen.

Delicious design and development updates at our Tasting Room & Restaurants Top photo: Superintendent Jesse Wilcox of Bremick Construction in front of new window signage at our Lake Oswego location. Second photo: Development Manager Carissa Stroh points to an area for a propane line to feed our indoor fireplace at Lake Oswego. Construction started in August at our Lake Oswego Tasting Room & Restaurant. As we build out the tasting and private wine cellar dining rooms, interior walls are going up as well as plumbing and electrical work. Shown above is Superintendent Jesse Wilcox of Bremick Construction, who is leading the project, and Development Manager Carissa Stroh. We are still on track for an early 2022 opening at this location and look forward to hosting Owner preview days at that time. At the Vancouver Waterfront, we are finalizing our design phase and will start construction soon. We anticipate a summer 2022 opening. We are also starting the design phase for our Happy Valley location with an anticipated opening of fall 2022. Meanwhile, we made our first hire for the new locations: Join us in welcoming Cory Rom as our new Tasting Room & Restaurant Chef. Cory will help lead our efforts in the culinary program and operations of our new locations coming soon to Lake Oswego, Vancouver, Happy Valley and Bend. Cory has worked in some of Portland's most highly regarded restaurants for 11 years. He is known for his work with James Beard winners Greg and Gabi Denton at the celebrated Latin American steakhouse Ox and as the Executive Chef for the Dossier Hotel. Most recently, he opened and owned his own Portland restaurant, Cascade Fare. While Cory worked at Ox, the restaurant won numerous awards, in addition to the James Beard award, including Best Restaurant of the Year from The Oregonian in 2013, Portland Monthly's Best Restaurant in 2012 and 2013, Food and Wine's Best New Chefs award in 2014 and Bon Appetit's Best New Restaurants as well as other awards and mentions from The New York Times, The Wall Street Journal, Forbes and others. He is passionate about creating a sustainable culinary program focused on pairing wines with a seasonal menu using produce grown by small local farms and high-quality meat and seafood sourced from the Pacific Northwest.

RV overnight parking in The Woods By Owner request, we are nearly complete with building up to 30 overnight RV spots down in our woods by Enchanted Way. Owners and wine enthusiasts who enjoy the freedom that comes with RV travel and camping will want to book a stay at The Woods, a new hospitality amenity set to open in 2022 at our Estate in the Salem Hills. This new amenity — tucked in a beautiful forest below the vineyard — will host RVers while offering wine tasting experiences up the hill in the Estate Tasting Room. The bathhouse (shown in the photo above) is under construction and we expect the forested campground will be ready for visitors next summer. We will give our Owners the first opportunity to make reservations in the coming season.

Recent Wine Accolades


2017
WILLAMETTE VALLEY
VINEYARDS

2017 Signature Cuvée Pinot Noir
— Exclusive to Owners & Wine Club Members —
94 points & Double Gold - Savor Northwest

2018 Elton Pinot Noir
93 points, James Suckling

2018 Tualatin Estate Pinot Noir
91 points, James Suckling

2020 Whole Cluster Pinot Noir
91 points & Editors' Choice, *Wine Enthusiast Magazine*

2019 Estate Pinot Noir
90 points - International Wine Report

2017 Bernau Estate Méthode Champenoise Brut
92 points, *Wine & Spirits Magazine*

2020 Pinot Gris
91 points & Gold Medal, Sunset International Wine Competition

Shop Wines Rainforest Alliance Certified Cork Natural cork reduces a wine's carbon footprint by up to 25% - The Drinks Business Willamette Valley Vineyards Open Daily 11 am - 6 pm | (503) 588-9463 | info@wvv.com 8800 Enchanted Way SE, Turner, OR 97392 You are receiving this email because of your relationship with Willamette Valley Vineyards. We respect your privacy. If you want to change how you receive our emails you can update your preferences or unsubscribe from this list. Forward this email to a friend. Copyright © 2021 Willamette Valley Vineyards, All rights reserved.